January 7, 2025

Kent Cunningham
Chief Executive Officer
Better Choice Co Inc.
12400 Race Track Road
Tampa, FL 33626

       Re: Better Choice Co Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on December 26, 2024
           File No. 001-40477
Dear Kent Cunningham:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing